CIM


UnionBank
UnionBank

CMCT

CIM Commercial Trust | Series A and Series D Preferred Stock

Shareholder Brochure

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by the prospectus. This material must be preceded or accompanied by a prospectus.

Free Writing Prospectus

Filed pursuant to Rule 433 | July 2020 | Reg. No. 333-233255

CIM Commercial Trust Corporation (the "Company") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates.

Before you invest, you should read the prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting the Company's website at shareholders.cimcommercial.com. Alternatively, you may request to receive a prospectus by calling toll-free at 1-866-341-2653. You may also access the prospectus for free on the SEC website at www.sec.gov.

Important Disclosures

An investment in the securities described herein involves risks and other considerations, including the ones described below. Before you invest, you should read the prospectus and other documents that CIM Commercial Trust Corporation ("CMCT" or "CIM Commercial Trust") filed with the Sec urities and Exchange Commission ("SEC") for more complete information about CMCT and the risks and other considerations relating to the securities described herein. Any terms of securities described herein represent a general overview of certain selected terms and are qualified in their entirety by reference to the prospectus and other documents that CIM Commercial Trust filed with the SEC.

- There is no public market for CMCT's Preferred Stock and CMCT does not expect one to develop.
- CMCT's Preferred Stock is subordinate to all of CMCT's existing and future debt and liabilities and those of CMCT's subsidiaries. The terms of CMCT's Preferred Stock do not contain any financial covenants and do not restrict how CMCT can use the proceeds of the offering. CMCT's future debt may include restrictions on our ability to pay dividends to preferred stockholders or make redemptions in the event of a default under the debt facilities or under other circumstances.
- Shares of CMCT's Preferred Stock may generally be redeemed for shares of Common Stock, which ranks junior to CMCT's Preferred Stock with respect to dividends and upon liquidation.
- From and after the fifth anniversary of the date of original issuance of any shares of CMCT's Preferred Stock, CMCT has the right (but not the obligation) to redeem such shares at 100% of CMCT's Preferred Stock Stated Value, initially $25 per share, plus any accrued but unpaid dividends, without your consent.
- The cash distributions holders of CMCT's Preferred Stock receive may be less frequent or lower in amount than described herein.
- Holders of CMCT's Preferred Stock will be subject to inflation risk and the risk that interest rates may increase.

CMCT's operating performance is subject to risks associated with the real estate industry. A significant portion of CMCT's properties, by aggregate net operating income and square feet, are located in California. CMCT is dependent on the California real estate market and economies, and is therefore susceptible to risks of events in that market that could adversely affect its business.

Forward-Looking Statements

The information set forth herein contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements about investment strategy, the return of other investment opportunities, the belief that CMCT will benefit from CIM Group's expertise and deal-sourcing capabilities, the composition of the underlying portfolio and the target capital structure of CMCT. Such forward-looking statements are based on particular assumptions that management of CMCT has made in light of its experience, as well as its perception of expected future developments and other factors that it believes are appropriate under the circumstances. Forward-looking statements are necessarily estimates reflecting the judgment of CMCT's management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include those associated with (i) the scope, severity and duration of the current pandemic of the novel coronavirus, or COVID-19, and actions taken to contain the pandemic or mitigate its impact, (ii) the potential adverse effect of the COVID-19 pandemic on the financial condition, results of operations, cash flows and performance of CMCT and its tenants and business partners, the real estate market and the global economy and financial markets, (iii) the timing, form, and operational effects of CMCT's development activities, (iv) the ability of CMCT to raise in place rents to existing market rents, (v) fluctuations in market rents, including as a result of COVID-19, and (vi) general economic, market and other conditions. The forward-looking statements included herein are based on current expectations and there can be no assurance that these expectations will be attained. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that any forward-looking statements included in this release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. For a further list and description of the risks and uncertainties inherent in forward-looking statements, see CMCT's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. CMCT undertakes no obligation to publicly update or release any revisions to its forward-looking statements, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise, except as required by law.

As you read and consider the information herein, you are cautioned to not place undue reliance on these forward-looking statements. These statements are not guarantees of performance or results and speak only as of the date hereof. These forward-looking statements involve risks, uncertainties and assumptions. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained herein will in fact transpire. New factors emerge from time to time, and it is not possible for CIM Commercial Trust to predict all of them. Nor can CIM Commercial Trust assess the impact of each such factor or the extent to which any factor, or combination of factors may cause results to differ materially from those contained in any forward-looking statement.

Retirement (In)security*

Amid an uncertain political and economic climate, planning for retirement is a challenge for individuals across multiple generations. Many are legitimately concerned that they will outlive their savings as Social Security benefits may be discontinued and healthcare costs continue to rise.[1]

Justified Concerns

The U.S. population is growing older and living longer, and will likely face increased expenses with fewer traditional sources of fixed income. According to projections, **the Medicare fund is expected to be depleted by 2029 and the Social Security fund by 2034.**[2]

Estimated U.S. Population of Persons Ages 65 and Up[3]


100M
80M
60M
40M
20M
0M
98 Million
Ages 65-84
Ages 85+
1960
1970
1980
1990
2000
2010
2014
2020
2030
2040
2050
2060

Total estimated retirement healthcare costs for 65-year-old couples[4]


$280K
$240K
$200K
$180K
$160K
75% Increase from 2002 to 2018
2002
2005
2010
2015
2018

1) Northwestern Mutual, 1 In 3 Americans Have Less Than $5,000 In Retirement Savings, 2018.
2) Social Security and Medicare Boards of Trustees, A Summary of the 2017 Annual Reports, 2017.
3) PBR analysis of data from the U.S. Census Bureau. 4) Fidelity Investments, 2018.
*There can be no guarantee that dividends to be paid on CMCT's Preferred Stock or any other securities of CMCT would be sufficient to cover healthcare or any other expenses.

Investment Mix

One of the most widely referenced financial rules of thumb asserts that to successfully fund a 30-year retirement, individuals should adhere to an annual withdrawal rate of four percent.[1] Achieving a stable 4% return rate with traditional investments today is more difficult than in past periods. Traditional income-oriented investments like treasuries and CDs are historically low and offer a limited income stream. Equities are near all-time highs but susceptible to market fluctuations.

Treasury yields are low.

U.S. Government 20-Year Treasury Yields (4/1/00 – 3/31/20)



8%
6%
4%
2%
0%
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

Savings instruments are low.

Bloomberg CD 12-Month Rate (4/1/00 – 3/31/20)



8%
6%
4%
2%
0%
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020

1) CNN Money, Three Things You Need To Know About the 4% Rule, February 2018. 2) Bloomberg. The above graphs are intended to illustrate economic trends and are not representative of any investment. 3) Dividends are cumulative but are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. Holders of CMCT's Preferred Stock are subject to inflation risk.

To fund longer and more costly retirements, individuals need additional alternatives for sources of income.[3]



What Is Preferred Stock?

Preferred stock is a class of ownership in a corporation that generally has a higher priority claim on the company's assets and/or earnings than does common stock. It is often considered a fixed income alternative because it typically pays a fixed dividend to shareholders.

Preferred Stock May Provide:

Greater Capital Preservation than Common Stock[1]

- Strategy aims to conserve and return the value of shareholders' capital
- Common stock provides a buffer for possible impairments to the value of preferred stock
- Share price of preferred stock does not fluctuate with market movements

Current Income[2]

- Dividend payments are typically paid monthly or quarterly

Dividend Priority

- Generally preferred shareholders are entitled to receive dividends before common shareholders and have priority rights with regard to payments in the event of a liquidation of the company

CMCT

CIM Commercial Trust (NASDAQ: CMCT) is operated by CIM Group®, a community-focused real estate and infrastructure owner, operator, lender and developer. CMCT principally owns and operates Class A and creative office properties in both thriving and improving metropolitan communities. In addition to the typical characteristics of preferred stock, CMCT's Preferred Stock provides:

Attractive Capital Structure[3]

- Aims to conserve and return the value of preferred shareholders' capital

Institutional-Quality Operator

- CIM is an institutional owner and operator with decades of real estate experience

Past performance does not guarantee future results. 1) Holders of the Series A and Series D Preferred Stock will be subject to inflation risk and the risk that interest rates may increase. 2) Dividends on the Series A and Series D Preferred Stock are cumulative but are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. 3) See disclosure on Page 7 regarding the target capital structure of CMCT.

Attractive Capital Structure

We believe an appropriately balanced capital structure helps to preserve the preferred shareholders' position. Prudent, lower levels of debt can support a company's efforts to cover preferred dividends, which are distributed after debt payments have been made. Common equity can help protect preferred shareholders by acting as a "loss cushion." If a company's value decreases, common equity must be depleted before the value of preferred stock is impaired.

How CMCT Preferred Equity Stacks Up

The way companies are capitalized may impact the risk associated with owning preferred stock. We believe CMCT has an attractive capital structure that supports the preservation of principal value and the availability of funds to provide stable income for preferred shareholders.

Capital Stack[1]

(common stock as % of capitalization)



61% Common Stock
3% Preferred Stock
36% Debt
When making payments, the company prioritizes preferred shareholders after debt obligations.
Average Listed REIT
45% Common Stock
55% Preferred Stock & Debt
Dividend Priority and Liquidation Preference
Principal "Loss Cushion"
CMCT Target
25% Common Stock
8% Preferred Stock
67% Debt
If a loss in company value occurs, common stock will be affected first.
Average of the 10% of REITs with the most indebtedness

1) As a percentage of total capitalization. CMCT target is based on preferred stock and debt as a percentage of the fair value of assets. Debt and preferred stock are based on their respective stated value. The "Average of the 10% of REITs with the most indebtedness" chart is constructed using publicly available information of all companies in the SNL US Equity REIT index (the "Index") as of September 30, 2019. The companies in the Index are not all office REITs and therefore comparing their capital structure to that of CMCT's target structure may not be appropriate. Not all the companies in the Index contain preferred stock in their capital structure.

Institutional Quality Operator

Owner, Operator and Lender

CIM's broad in-house expertise includes decades of research, acquisition, credit analysis, development, finance, leasing and property management experience, across all types of real estate and infrastructure. CIM's assets provide the goods, services, employment and support needed for communities to be successful.

CIM has $28.8 billion in assets with offerings to institutional and retail partners across the risk-return spectrum.[1] With a focus on community, CIM provides partners, co-investors and shareholders with a complementary slate of real asset strategies from opportunistic to stabilized equity, as well as preferred equity and debt.

CIM

Community Focused Strategies

$28.8 B[1]

Assets Owned and Operated

DEBT

STABILIZED EQUITY

VALUE-ADD EQUITY

OPPORTUNISTIC EQUITY

1) As of March 31, 2020. Assets Owned and Operated (AOO) represents the aggregate assets owned and operated by CIM on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.



Class A and creative office properties in both thriving and improving metropolitan communities

Offering Overview

Investment Features

Series A and Series D Preferred Stock	
Offering Size	Up to $785 million
Offering Price	Series A: $25.00 per share Series D: $24.50 per share
Stated Value	$25.00 per share
Minimum Initial Investment	$5,000
Preferred Stock Liquidity[2]	» During year 1 for 90% of stated value[1] » During year 2 for 90% of stated value[1] » During year 3 for 92% of stated value » During year 4 for 95% of stated value » During year 5 for 97% of stated value » After year 5 for 100% of stated value
Preferred Stock Return/Dividend	Series A: Annualized dividend of 5.50%, payable monthly[3] Series D: Current Yield of 5.8%; payable monthly [3], annualized Yield to Maturity of 6.1%[4]

1) During this period, CMCT in its discretion, may reduce to 87%. See prospectus for more information.
2) CMCT may redeem in cash or in CMCT's option and sole discretion, in equal value through the issuance of shares of CMCT Common Stock, based on the volume weighted average price of CMCT's common stock for the 20 trading days prior to the redemption; provided, however, the redemption price in respect of any shares of Series A Preferred Stock redeemed prior to the first anniversary of the date of issuance of such shares will be paid in cash. 3) Dividends are not guaranteed and may be decreased or suspended altogether at CMCT's discretion. 4) Yield to Maturity assumes that shares of Series D Preferred Stock will be held for five years.



Discuss with your financial professional how investing in CMCT Series A and Series D Preferred Stock may be appropriate for you. Contact CIM at **866-341-2653** or visit us at **www.cmct-preferred.com** for more information.



www.cmct-preferred.com

CIM

2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 | 866.341.2653